UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number: 001-32557

Fronteer Development Group Inc.
(Translation of registrant's name into English)

Suite 1650 - 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Agreement between Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. and Fronteer Eurasia Madencilik Limited Sirketi, dated June 1, 2007.

99.2	Agreement between Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. and Fronteer Eurasia dated December 17, 2007, to extend the election date for Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. to earn an additional 10% on Halilaga, to December 31, 2008

99.3	Agreement between Newwest Gold USA Inc. and Pittston Nevada Gold Company dated December 22, 2006, effective May 23, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: February 19, 2008	By:	/s/ Sean Tetzlaff

Sean Tetzlaff
	Title:	Chief Financial Officer and Corporate Secretary